Exhibit L

36 TORONTO STREET, SUITE 1000 TORONTO, ONTARIO M5C 2C5	TEL (416) 350-3500 FAX (416) 350-3510

December 3, 2003

VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Metallica Resources Inc. (the “Company”)

     We refer to the prospectus dated December 3, 2003 (the “Prospectus”) of the Company, relating to the qualification for distribution of securities of the Company.

     We hereby consent to the inclusion in such Prospectus of the reference to our firm name on the face page and under the heading “Eligibility for Investment” and to the reference to and use of our opinion under the heading “Eligibility for Investment”.

     We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

     This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

BEACH, HEPBURN LLP

(signed) “Beach, Hepburn LLP”